TASEKO MINES LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

(Expressed in Canadian Dollars)

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Taseko Mines Limited as at September 30, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)
Chartered Accountants

Vancouver, Canada

January 24, 2005, except as to note 12(e)
   which is as of February 3, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30,	September 30,
	2004	2003

Assets

Current assets
Cash and equivalents	$14,892,947	$2,424,221
Amounts receivable	2,766,184	1,049,093
Advances to related parties (note 11)	194,857	224,538
Supplies inventory	2,277,397	2,278,096
Prepaid expenses	210,015	134,207
	20,341,400	6,110,155

Property, plant and equipment (note 5)	35,759,634	9,554,186
Reclamation deposits (notes 4, 6(a) and 6(d))	17,647,056	16,757,274
Promissory note (note 6(f))	68,172,380	–
Mineral property interests (note 6)	3,000	28,813,296
	$141,923,470	$61,234,911

Liabilities and Shareholders' Equity

Current liabilities
Operating line of credit (note 7)	$1,857,740	$1,993,396
Accounts payable and accrued liabilities	14,578,172	1,857,740
Income taxes (note 9)	23,744,000	–
	40,179,912	3,851,136

Reclamation liability (note 5)	32,700,000	32,700,000
Royalty obligation (note 6(f))	67,357,000	–
Deferred revenue (note 6(f))	1,750,000	–

	141,986,912	36,551,136

Shareholders' equity
Share capital (note 8)	150,481,429	99,446,319
Convertible debenture (note 8(c))	20,577,225	19,599,520
Tracking preferred shares (note 4)	26,641,948	26,641,948
Contributed surplus (note 8(f))	4,947,588	65,344
Deficit	(202,711,632)	(121,069,356)
	(63,442)	24,683,775
Nature of operations (note 1)
Commitments and contingencies (note 6)
Subsequent events (notes 5, 6, 8 and 12)
	$141,923,470	$61,234,911

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Years ended September 30
	2004	2003	2002

Expenses
Conference and travel	$93,071	$43,398	$44,429
Consulting	251,790	178,104	133,672
Corporation taxes	45,352	76,135	577,228
Depreciation	723,249	711,170	714,065
Exploration (schedule)	4,457,600	2,029,529	2,071,885
Gibraltar mine refinery project (schedule)	–	500,000	1,698,826
Gibraltar mine restart project (schedule)	14,982,008	–	–
Interest and finance charges (note 6(d))	499,294	201,942	507,790
Legal, accounting and audit	458,238	169,356	334,492
Office and administration	599,450	292,853	247,061
Premium paid for acquisition of
Gibraltar Reclamation Trust Limited Partnership (note 6(d))	5,095,249	–	–
Property investigation	141,067	–	–
Shareholder communication	657,342	74,687	90,835
Stock-based compensation (note 8(d))	5,172,244	65,344	–
Trust and filing	88,530	21,113	36,802
	33,264,484	4,363,631	6,457,085

Other items
Interest and other income	5,154,209	721,480	551,842
Gain on sale of property, plant and equipment	–	131,638	1,314
Write down of mineral property acquisition costs (note 6(c))	(28,810,296)	–	(600,000)
Income taxes (note (9))	(23,744,000)	–	–
	(47,400,087)	853,118	(46,844)

Loss for the year	$(80,664,571)	$(3,510,513)	$(6,503,929)

Basic and diluted loss per common share (notes 3(h) and 8)	$(1.09)	$(0.09)	$(0.24)

Weighted average number of common shares outstanding	75,113,426	46,984,378	30,338,098

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Years ended September 30
	2004	2003	2002

Deficit, beginning of year	$(121,069,356)	$(116,670,020)	$(109,358,070)
Loss for the year	(80,664,571)	(3,510,513)	(6,503,929)
Accretion expense on convertible debenture (note 8(c))	(977,705)	(888,823)	(808,021)

Deficit, end of year	$(202,711,632)	$(121,069,356)	$(116,670,020)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended September 30
Cash provided by (used for):	2004	2003	2002

Operating activities
Loss for the year	$(80,664,571)	$(3,510,513)	$(6,503,929)
Items not involving cash
Accrued interest on reclamation deposits	(488,471)	(680,750)	(546,632)
Depreciation	723,249	711,170	714,065
Stock-based compensation	5,172,244	65,344	–
Income taxes	23,744,000	–	–
Write down of mineral property acquisition costs	28,810,296	–	600,000
Gain on sale of property, plant and equipment	–	(131,638)	(1,314)
Acquisition premium paid for Gibraltar Refinery (2002) Ltd.	–	–	314,330
Acquisition premium paid for remaining business of
Gibraltar Engineering Services Limited Partnership (note 6(d))	–	500,000	–
Acquisition premium paid for
Gibraltar Reclamation Trust Limited Partnership (note (6(d))	5,095,249	–	–
Shares issued for loan guarantee	450,000	–	400,000
Shares issued pursuant to farmout agreement (note 6(e))	935,000	–	–
Changes in non-cash operating working capital
Amounts receivable	(1,717,091)	(712,846)	(104,815)
Supplies inventory	699	4,858	117,046
Prepaid expenses	(75,808)	(30,576)	(76,448)
Accounts payable and accrued liabilities	12,720,432	288,452	764,478
Cash used by operating activities	(5,294,772)	(3,496,499)	(4,323,219)

Investing activities
Cash paid on acquisition of Harmony Gold Property	–	–	(2,230,000)
Purchase of property, plant and equipment	(26,928,697)	(135,193)	–
Proceeds on sale of mineral property interests	–	–	1
Proceeds received on sale of property, plant and equipment	–	160,000	9,802
Funds advanced on promissory note	(68,172,380)	–	–
Reclamation deposits	(401,311)	2,500,000	–
Cash provided (used) by investing activities	(95,502,388)	2,524,807	(2,220,197)

Financing activities
Operating line of credit	(135,656)	(6,604)	2,000,000
Advances from related parties	29,681	(3,693,706)	2,185,389
Advances from Gibraltar Engineering Services Limited Partnership	–	3,000,000	1,849,000
Advances from Gibraltar Reclamation Trust Limited Partnership	17,097,792	–	–
Proceeds on sale of royalty	67,357,000	–	–
Common shares issued for cash, net of issue costs	27,167,069	4,057,119	465,835
Cash provided by financing activities	111,515,886	3,356,809	6,500,224

Increase (decrease) in cash and equivalents	10,718,726	2,385,117	(43,192)
Cash and equivalents, beginning of year	2,424,221	39,104	82,296

Cash and equivalents, end of year	$13,142,947	$2,424,221	$39,104

Supplementary cash flow disclosures (note 10)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Property
Year ended September 30, 2004	Prosperity	Gibraltar	Harmony	Total

Exploration expenses
Assays and analysis	$18,867	$831,951	$11,786	$862,604
Drilling	–	1,332,596	–	1,332,596
Equipment rentals	5,283	26,198	–	31,481
Geological	5,299	225,429	3,328	234,056
Mine planning	37,612	464,351	27,597	529,560
Site activities, net	2,713	1,464,280	310	1,467,303

Exploration expenses during the year	69,774	4,344,805	43,021	4,457,600
Cumulative expenses, beginning of year	41,576,410	10,902,295	27,317	52,506,022

Cumulative expenses, end of year	$41,646,184	$15,247,100	$70,338	$56,963,622

	Property
Year ended September 30, 2003	Prosperity	Gibraltar	Harmony	Total

Exploration expenses
Assays and analysis	$27,727	$354	$3,177	$31,258
Claim staking	–	500	–	500
Drilling	–	439,950	–	439,950
Equipment rentals	2,746	6,000	–	8,746
Geological	3,965	174,508	1,309	179,782
Mine planning	38,023	190,010	16,875	244,908
Site activities, net	16,039	1,102,390	5,956	1,124,385

Exploration expenses during the year	88,500	1,913,712	27,317	2,029,529
Cumulative expenses, beginning of year	41,487,910	8,988,583	–	50,476,493

Cumulative expenses, end of year	$41,576,410	$10,902,295	$27,317	$52,506,022

	Property
Year ended September 30, 2002	Prosperity	Gibraltar	Westgarde	Total

Exploration expenses
Assays and analysis	$7,352	$367	$–	$7,719
Equipment rentals	6,546	–	–	6,546
Geological	–	39,830	–	39,830
Mine planning	(50,800)	215,900	–	165,100
Site activities	1,044	2,081,645	–	2,082,689
Recovery of exploration expenses incurred on sale (note 4)	–	–	(229,999)	(229,999)

Exploration expenses (recovery) during the year	(35,858)	2,337,742	(229,999)	2,071,885
Cumulative expenses, beginning of year	41,523,768	6,650,841	210,976	48,385,585

Cumulative expenses, end of year	$41,487,910	$8,988,583	$(19,023)	$50,457,470

TASEKO MINES LIMITED
Consolidated Schedules of Gibraltar Mine Restart Project Expenses
(Expressed in Canadian Dollars)

	Years ended September 30
Gibraltar Mine Restart Project Expenses	2004	2003	2002

Mine	$6,421,828	$–	$–
Mill	5,432,869	–	–
Site services	1,657,567	–	–
Administration	916,866	–	–
Warehouse	311,099	–	–
Engineering	125,865	–	–
Environmental	115,914	–	–

Expenses during the year	14,982,008	–	–
Cumulative expenses, beginning of year	–	–	–

Cumulative expenses, end of year	$14,982,008	$–	$–

Consolidated Schedules of Gibraltar Mine Refinery Project Expenses
(Expressed in Canadian Dollars)

	Years ended September 30
Gibraltar Mine Refinery Project Expenses	2004	2003	2002

Concentrate production	$–	$–	$–
Engineering	–	–	403,494
Environmental and permitting	–	–	57,988
Interest	–	–	73,289
Metallurgy	–	–	10,883
Pilot plant testwork	–	–	290,680
Support services	–	–	548,162
Acquisition premium paid for Gibraltar Refinery (2002) Ltd.	–	–	314,330
Acquisition premium paid for remaining business of GESL Partnership	–	500,000	–

Expenses during the year	–	500,000	1,698,826
Cumulative expenses, beginning of year	5,770,768	5,270,768	3,571,942

Cumulative expenses, end of year	$5,770,768	$5,770,768	$5,270,768

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars)

1.	Nature of operations

Taseko Mines Limited ("Taseko" or the "Company") is a public company incorporated under the laws of the Province of British Columbia. At September 30, 2004, the Company's principal business activities relate to the restart of operations of the Gibraltar Copper Mine, and exploration on the Company’s 100% owned Gibraltar-area exploration properties, the Prosperity Gold-Copper Property, and the Harmony Gold Property. The Gibraltar Mine and the Prosperity Gold Property are located in south central British Columbia, Canada, near the City of Williams Lake. The Harmony Gold Property is located on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia.

The recoverability of the amounts shown for the Gibraltar mine and related plant and equipment and supplies inventory is dependent upon the existence of economically recoverable mineral resources and future profitable production or proceeds from the disposition of the mine. The Company is exploring its Prosperity and Harmony mineral properties and has not yet determined the existence of economically recoverable reserves.

The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.

These financial statements are prepared on the basis that the Company will continue as a going concern. The Company has recorded significant losses and operating cash flow deficiencies in each of the last three fiscal years. Management recognizes that the Company must generate additional financial resources in order to meet liabilities as they come due and to enable it to continue operations. The Company is actively pursuing restart of the Company’s operations at the Gibraltar mine and is continuing with its exploration programs. However, there can be no assurances that the Company will obtain sufficient financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing or successful restart, the Company will be required to curtail operations and exploration activities. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	Basis of presentation and principles of consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). These consolidated financial statements include the accounts of Taseko, its wholly-owned private company subsidiaries, Gibraltar Mines Ltd. (note 6(a)), 688888 BC Ltd., and Cuisson Lake Mines Ltd., and its interest in Gibraltar Reclamation Trust Limited Partnership (“GRT Partnership”) (note 6(d)). All material intercompany accounts and transactions have been eliminated.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars)

3.	Significant accounting policies

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(b)	Supplies inventory

Supplies inventory is reported at the lower of moving average cost and net realizable value.

(c)	Property, plant and equipment

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded over the estimated economic life of the plant and equipment on a straight line basis at annual rates ranging from 1.3% to 16.5%, except for the solvent extraction/electrowinning plant and equipment included in Gibraltar mine plant and equipment (note 5), which are depreciated on a straight line basis at rates from 20% to 50% per annum.

(d)	Mineral property interests

The Company capitalizes mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Development expenditures incurred subsequent to such determination, to increase production, or to extend the life of existing production are capitalized, except as noted below. Such acquisition costs and deferred development expenditures are amortized and depreciated over the estimated life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company or its option or joint venture partners.

All costs incurred by the Company during the standby care and maintenance and restart period at the Gibraltar mine are expensed as incurred.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares at the agreement date, issued for mineral property interests, pursuant to the terms of the relevant agreement. Payments relating to a property acquired under an option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Costs related to feasibility work and the development of processing technology are expensed as incurred. Costs incurred subsequent to the determination of the feasibility of the processing technology will be capitalized and amortized over the life of the related plant.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars)

Administrative expenditures are expensed as incurred.

The amount presented for mineral property interests represents costs incurred to date and the accumulated fair value of shares issued to date relating to acquisition costs, less write-downs (note 6), and does not necessarily reflect present or future values.

(e)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue shares was reached.

The proceeds, net of issue costs, from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.

(f)	Stock-based compensation

The Company has a share option plan which is described in note 8(d). The Company accounts for all non-cash stock-based payments and awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, granted on or after October 1, 2002, using the fair value based method.

Under the fair value based method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to awards that are direct awards of shares, or share appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars

(g)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(h)	Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

In the Company’s case, diluted loss per share for all years presented is the same as basic loss per share as the effect of the outstanding options and warrants would be anti-dilutive.

(i)	Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, reclamation deposits, operating line of credit, and accounts payable and accrued liabilities, approximate their fair values due to their short term nature.

At September 30, 2004, the carrying values of the promissory note and the royalty obligation approximate their fair values, due to the timing of the transaction.

The fair values of the convertible debenture and the tracking preferred shares are not readily determinable with sufficient reliability due to the difficulty in obtaining appropriate market information. It is not practicable to determine the fair values of the advances due to/from related parties because of the related party nature of such amounts and the absence of a secondary market for such instruments. Details of the terms of these financial instruments are disclosed in these notes to the financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars)

(j)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests and plant and equipment, the balance of reclamation liability, income taxes, rates for depreciation and the assumptions used in computing share-based compensation. Actual results could differ from these estimates.

(k)	Segment disclosures

The Company operates in a single reportable operating segment, the exploration, development and operation of mineral property interests, within the geographic area of British Columbia, Canada.

(l)	Comparative figures

Certain of the prior years’ comparative figures have been restated to conform with the presentation adopted for the current period.

4.	Arrangement agreement

In October 2001, the Company and its subsidiary Gibraltar Mines Ltd. (“Gibraltar") completed the acquisition of the Harmony Gold Property and related assets from Continental Minerals Corporation ("Continental"), a British Columbia company with certain directors in common with Taseko, for 12,483,916 series "A" non-voting tracking preferred shares of Gibraltar and $2.23 million cash. The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be redeemed for common shares of Taseko upon a realization event, such as a sale to a third party or commercial production at the Harmony Gold Property, or at the option of Gibraltar, if a realization event has not occurred within ten years. Accordingly, the tracking preferred shares have been classified within shareholders’ equity on the consolidated balance sheet.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars)

As this acquisition was a related party transaction not in the normal course of business and did not result in the culmination of an earnings process, the acquisition was recorded by the Company at the net book value of the assets transferred, net of cash consideration, as follows:

Assets acquired	Amount
Property and equipment	$8,488
Reclamation deposit	175,000
Mineral property interests	28,811,296

$28,994,784
Consideration given
Cash	$2,230,000
12,483,916 tracking preferred shares of Gibraltar	26,641,948
114,800 common shares of the Company to a dissenting shareholder	122,836

$28,994,784

As previously noted, the Gibraltar tracking preferred shares are redeemable for common shares of Taseko upon the occurrence of certain value realization events for the Harmony Gold Property. The tracking preferred shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year ($3.89 per share as at September 30, 2004). If a realization event does not occur on or before October 16, 2011, Gibraltar has the right to redeem the tracking preferred shares for Taseko common shares at a deemed price equal to the greater of the average 20 day trading price of the common shares of Taseko and $10.00. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the Arrangement Agreement.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars)

5.	Property, plant and equipment

	September 30, 2004			September 30, 2003
Equipment - Prosperity
Property and Harmony		Accumulated	Net book		Accumulated	Net book
Property	Cost	depreciation	value	Cost	depreciation	value
Field	$11,879	$10,677	$1,202	$11,879	$10,162	$1,717
Computer and office	15,172	14,262	910	15,172	13,871	1,301
	$27,051	$24,939	$2,112	$27,051	$24,033	$3,018

Gibraltar Mine		Accumulated	Net book		Accumulated	Net book
Plant and equipment	Cost	depreciation	value	Cost	depreciation	value
Buildings and equipment	$5,931,580	$492,030	$5,439,550	$5,931,580	$416,225	$5,515,355
Mine equipment	32,458,793	2,544,160	29,914,633	5,589,193	2,063,493	3,525,700
Plant and equipment	975,493	666,369	309,124	962,061	541,935	420,126
Vehicles	198,519	115,426	83,093	152,854	90,680	62,174
Computer equipment	101,162	90,040	11,122	101,162	73,349	27,813
	$39,665,547	$3,908,025	$35,757,522	$12,736,850	$3,185,682	$9,551,168

Total property, plant
and equipment	$39,692,598	$3,932,964	$35,759,634	$12,763,901	$3,209,715	$9,554,186

In accordance with the Gibraltar mine permit, the Company has pledged the mine's plant and certain equipment which, when taken at market value and combined with reclamation deposits (approximately $17.6 million at September 30, 2004), provide the Government of British Columbia with the required security for the estimated reclamation liability on the Gibraltar mine of $32.7 million.

In March 2004, the Company purchased a mining shovel for approximately US$10.1 million ($13.0 million). In May 2004, the Company purchased five mine haul trucks for approximately US$8.2 million ($10.7 million), of which US$4.9 million ($6.4 million) had been paid to September 30, 2004. Subsequent to September 30, 2004, the Company paid the remaining US$3.3 million ($4.3 million) to complete the purchase of the five mine haul trucks. Also subsequent to September 30, 2004, the Company sold the mining shovel and the five haul trucks for approximately US$18.3 million ($22.0 million), of which US$15.6 million ($18.8 million) was received in November 2004. The purchaser leased the shovel and trucks to a subsidiary of Ledcor CMI Ltd. ("Ledcor"), the Company's joint venture partner at the Gibraltar mine (note 6(a)), and this equipment forms part of Ledcor's contribution to the joint venture.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars)

6.	Mineral property interests

	September 30,	September 30,
	2004	2003
Gibraltar Copper Mine (note 6(a))	$1,000	$1,000
Prosperity Gold-Copper Property (note 6(b))	1,000	1,000
Harmony Gold Property (note 6(c))	1,000	28,811,296
	$3,000	$28,813,296

(a) Gibraltar Copper Mine

In July 1999, the Company acquired a 100% interest in the Gibraltar Copper Mine mineral property, located near Williams Lake, British Columbia, Canada from Boliden Westmin (Canada) Limited ("BWCL") for $3.3 million. The acquisition included plant and equipment and supplies inventory of the Gibraltar mine, and $8 million of funds set aside for future reclamation. As part of its 1999 operating permits, the Company had agreed to incur a total of $4 million on reclamation and environmental programs during the six year period July 1999 to July 2005. The Gibraltar mine final reclamation and closure plan is updated every five years. The most recent reclamation plan and closure report was approved by the British Columbia Ministry of Energy and Mines in 2004. Pursuant to this approved closure plan, the Ministry agreed that the Company had satisfied the $4 million reclamation obligation required under the 1999 operating permits.

The agreement contained certain indemnification clauses. The $8 million of funds set aside for future reclamation were considered a "Qualified Environmental Trust" for Canadian income tax purposes. During the year ended September 30, 2003, the Government of British Columbia released these funds from the Trust, which resulted in an income inclusion to the Company, and consequently resulted the Company utilizing $3.57 million of tax pools otherwise available to it. The Company has made claim to BWCL for this estimated tax liability under the indemnification terms of the agreement.

During the year ended September 30, 2001, Gibraltar Mines Ltd., Gibraltar Engineering Services Limited Partnership (the "GESL Partnership") (see note 6(d)), and Cominco Engineering Services Ltd. ("CESL") concluded a Memorandum of Agreement ("MOA") to jointly complete an evaluation for a potential hydrometallurgical copper refinery (using CESL technology) at the Gibraltar mine. Expenses incurred in excess of the $2.7 million agreed to in the original MOA were funded by the Company and the GESL Partnership. During fiscal 2002 and 2003, the Company acquired the business carried on by the GESL Partnership (note 6(d)).

The Company retained Procorp Services Limited Partnership ("Procorp") to provide technical, financial, management and marketing services related to all facets of the start-up, expansion and development of the Gibraltar mine and the proposed hydrometallurgical refinery. Procorp is a mining services, financing and marketing partnership comprised of experienced, specialized independent contractors as well as members who are also directors and officers of the Company. Compensation to Procorp included an initial payment of US$0.9 million for services rendered in fiscal 2001 and 2002 (which has been paid) and a second payment of US$0.9 million upon

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars)

successful recommencement of commercial production of the Gibraltar mine using the CESL technology prior to October 31, 2005. In addition, the Company agreed, subject to regulatory approval, to issue to Procorp 3.5 million warrants to purchase common shares of the Company at a price of $1.70 per share for two years and a royalty of US$0.01 per pound of copper sold, upon successful recommencement of commercial production using the hydrometallurgical refinery by October 31, 2005.

The Gibraltar mine had been on care and maintenance since being acquired in 1999 and commenced restart activities during the year ended September 30, 2004. During fiscal 2001, due to continued uncertainty regarding start-up and an extended cycle of depressed metal prices, the Company wrote down the accumulated mineral property interest acquisition costs of $5.9 million to a nominal amount of $1,000.

Part of the Gibraltar mine consists of waste rock dumps which the Company has an obligation to reclaim. On November 1, 2002, the Company entered into a Landfill Management Agreement and an associated Partnering Agreement with the Cariboo Regional District (“CRD”), whereby the CRD funded the Company to construct (which was completed by the Company), operate, manage and maintain, on an ongoing basis, a municipal landfill on certain of the waste rock dumps for the CRD for the life of the landfill, expected to be in excess of 80 years. As a result of these agreements, the Company’s reclamation obligation was reduced and accordingly, during fiscal 2003, the Government of British Columbia released $2.5 million of the reclamation deposits held.

During the year ended September 30, 2004, the Company formed a joint venture with Ledcor CMI Ltd. (“Ledcor”), whereby Ledcor would commission, restart, and operate the Gibraltar mine. As operator, Ledcor’s primary responsibility would be commissioning and operating the mine in addition to other aspects of mine operations, including drilling, blasting, loading and hauling of ore and waste as well as the recruitment of personnel and the maintenance of equipment and facilities. Ledcor will contribute to the joint venture its own mine equipment and will purchase or lease additional equipment as necessary. Taseko would contribute to the joint venture certain mineral rights and usage rights to the existing mill and equipment.

(b)	Prosperity Gold-Copper Property

The Company owns 100% of the Prosperity Gold-Copper Property, consisting of 196 mineral claims covering the mineral rights for approximately 85 square km in the Clinton Mining Division in south central British Columbia, Canada. The $28.66 million cash and share consideration to acquire the Prosperity property was written down to a nominal $1,000 value in fiscal 2001, to reflect the extended depressed conditions in the metals markets.

(c)	Harmony Gold Property

Under the terms of an arrangement agreement (note 4), the Company acquired a 100% interest in the Harmony Gold Property in fiscal 2002.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars)

The Company does not believe there has been a fundamental change in the nature of the Harmony Gold Property; however, as the Company had not conducted significant exploration or development on the property in the last several years the Harmony Gold Property was written down to a nominal value of $1,000 during the year ended September 30, 2004.

(d)	Acquisition agreements

Gibraltar Engineering Services Limited Partnership

In December 2001, the GESL Partnership completed a private placement of limited partnership units for aggregate proceeds of $1.85 million. In February 2002, the Company issued 4,966,659 Taseko common shares at $0.44 per share to acquire Gibraltar Refinery (2002) Ltd., which had acquired certain of the private placement units of the GESL Partnership. The Company also issued 50,000 Taseko common shares to its financial adviser in connection with this acquisition. A further $3 million of expenditures were incurred by the GESL Partnership, which were financed by a separate partnership, the GESL Refinery Process ("GRP") Partnership, for a total financing amount of $4.85 million. In December 2002, a general partnership interest in the GRP Partnership was acquired and financed by a third party for $3.0 million. In April 2003, under a plan of arrangement, the Company issued 7,446,809 Taseko common shares for total consideration of $3.5 million to complete the acquisition of Gibraltar Engineering Services Limited ("GESL"), which had acquired the remaining business of the GESL Partnership.

Gibraltar Reclamation Trust Limited Partnership

In December 2003, the GRT Partnership completed a private placement of limited partnership units for aggregate proceeds of $18.6 million, and entered into a joint venture arrangement with Gibraltar Mines Ltd. to proceed towards restarting the Gibraltar mine with the funds raised. Gibraltar Mines Ltd., as its contribution to the joint venture, was to contribute the use of its mine assets and fund the start-up expenses of the Gibraltar mine, and the GRT Partnership funded a qualifying environmental trust (“QET”), which consequently allowed Gibraltar Mines Ltd. to access other funds then held by the Government of British Columbia as a security for the mine’s environmental reclamation obligations. Under the joint venture agreement, the GRT Partnership was to be entitled to certain revenues or production share from the Gibraltar mine following the resumption of production. In March 2004, the Company issued 7,967,742 common shares at $2.79 per share for total consideration of $22.23 million to acquire all of the units of the GRT Partnership. In conjunction with this agreement, certain directors and officers of the Company personally guaranteed certain obligations to third parties on behalf of the Company to the extent of $4.5 million. In consideration for the guarantee, the Company issued 225,000 common shares at $2.00 per share to those directors and officers.

(e)	Farmout Agreement

In December 2003, the Company entered into a Farmout Agreement (the "Agreement") with Northern Dynasty Minerals Ltd. ("Northern Dynasty") and Rockwell Ventures Inc. ("Rockwell"),

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars)

each public companies with certain directors in common with the Company. Under the terms of the Agreement, the Company granted to Northern Dynasty, and to Rockwell, rights to earn joint venture working interests, subject to a maximum of $650,000 in the case of Northern Dynasty and $200,000 in the case of Rockwell, on certain exploration properties located in the vicinity of the Gibraltar mine property. For a period of 150 days after Northern Dynasty and Rockwell earned their working interests, the Company had the right to purchase their interests at 110% in cash or in common shares of the Company, at the Company's option. If the Company elected to issue common shares, the common shares to be issued were to have been valued at the weighted average ten-day trading price as traded on the TSX Venture Exchange.

In December 2003, Northern Dynasty earned an interest in these properties to the extent of $650,000 and Rockwell earned an interest in these properties to the extent of $200,000. In March 2004, Taseko exercised its right to purchase the interests earned by Northern Dynasty and Rockwell by issuing 256,272 common shares to Northern Dynasty and 78,853 common shares to Rockwell.

(f)	Royalty Agreement

In September 2004, the Company entered into agreements with an unrelated investment partnership, the Red Mile Resources No. 2 Limited Partnership (“Red Mile”). Gibraltar Mines Ltd. sold to Red Mile a royalty for $67.357 million cash, which cash was received on September 29, 2004. These funds were subsequently loaned to a financial institution (and a promissory note received) and the Company has pledged these funds to secure its obligations under the agreements.

Pursuant to the agreements, the Company received an aggregate of $10.5 million in fees and interest for services performed in relation to the Red Mile transaction, of which $5.25 million was received on each of September 2004 and in December 2004.

The amount of $5.25 million received in September 2004 included $1.75 million for indemnifying an affiliate of Red Mile from any claims relating to a breach by Gibraltar Mines Ltd. under the royalty agreement. The funds received in respect of the indemnification are presented as deferred revenue, and are recognized over the expected remaining life of the royalty agreement.

Annual royalties will be payable by Gibraltar Mines Ltd. at rates ranging from $0.01 per pound to $0.14 per pound of copper produced during the period from the commencement of commercial production (as defined in the agreement) to December 2014. Gibraltar Mines Ltd. is entitled to have released to it funds held under the promissory note to fund its royalty obligations to the extent of its royalty payments.

The Company has a pre-emptive option to effectively purchase (“call”) the royalty interest by acquiring the Red Mile partnership units at a future date in consideration of a payment commensurate with the funds received by the Company. Under certain circumstances, the investors in Red Mile also have a right to sell (“put”) their Red Mile partnership units to the

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars)

Company; however such right is subject to the Company's pre-emptive right to exercise the “call” in advance of any “put” being exercised and completed.

The Company has granted to Red Mile a net profits interest (“NPI”), which survives any “put” or “call” of the Red Mile units. For the years 2011 to 2014, the NPI is 2% if the price of copper averages US$2.50 to US$2.74 per pound, 3% if the price of copper averages US$2.75 to US$2.99 per pound and 4% if the price of copper averages US$3.00 per pound or greater for any year during that period. The US-dollar pricing amounts specified above are based upon an exchange rate of US$0.75 for CDN$1.00, and shall be adjusted from time to time by any variation of such exchange rates. No NPI is payable until the Company reaches a pre-determined aggregate level of revenues less defined operating costs and expenditures.

7.	Operating line of credit

The Company has an unsecured $2 million operating line of credit with a Canadian chartered bank at an interest rate of prime, due on demand, with no fixed terms of repayment. At September 30, 2004, approximately $1.86 million was outstanding on this line of credit. This operating line of credit is guaranteed by a director of the Company.

8.	Share capital

(a)	Authorized

Authorized share capital of the Company consists of 200,000,000 common shares without par value.

At the Company’s Annual and Extraordinary General Meeting held on February 2, 2004, an increase in authorized share capital from 100,000,000 to 200,000,000 was approved by shareholders.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars)

(b)	Issued and outstanding

	Number of
Common shares	Shares	Amount
Balance, September 30, 2001	$25,067,697	$87,897,199
Issued during the year
To a dissenting Continental shareholder in exchange for
Gibraltar preferred shares at $1.07 per share (note 4)	114,800	122,836
Loan guarantee at $0.66 per share (note 7)	606,061	400,000
Private placement at $0.50 per share	414,850	185,835
Private placement at $0.47 per share	276,596	130,000
Private placement at $0.40 per share	375,000	150,000
For acquisition of Gibraltar Refinery (2002) Ltd. at $0.44 per share,
net of issue costs (note 6(d))	4,966,659	2,163,330
For debt settlement at $0.40 per share	2,100,000	840,000
Balance, September 30, 2002	33,921,663	91,889,200
Issued during the year
Share purchase options at $0.50 per share	40,000	20,000
Private placement at $0.30 per share, net of issue costs	2,185,000	645,245
Private placement at $0.30 per share, net of issue costs	4,470,001	1,253,654
Private placement at $0.40 per share, net of issue costs	5,817,500	2,146,666
For acquisition of the remaining business of the GESL Partnership,
net of issue costs (note 6(d))	7,446,809	3,491,554
Balance, September 30, 2003	53,880,973	99,446,319
Issued during the year
Share purchase options at $0.50 per share	4,265,000	2,132,500
Share purchase options at $0.40 per share	152,500	61,000
Share purchase options at $0.25 per share	75,000	18,750
Share purchase options at $0.55 per share	380,000	209,000
Share purchase options at $0.65 per share	25,500	16,575
Fair value of stock options allocated to shares issued on exercise	–	290,000
Share purchase warrants at $0.58 per share	276,596	160,426
Share purchase warrants at $0.55 per share	414,850	228,168
Share purchase warrants at $0.40 per share	302,250	120,900
Share purchase warrants at $0.50 per share	7,393,751	3,696,876
Share purchase warrants at $0.75 per share	473,332	354,999
Private placement at $0.60 per share, net of issue costs	6,700,000	3,910,728
Private placement at $2.00 per share, net of issue costs	3,900,000	7,323,943
Private placement at $1.25 per share, net of issue costs	8,000,000	8,933,206
For acquisition of Gibraltar Reclamation Trust Limited Partnership
at $2.79 per share, net of issue costs (note 6(d))	7,967,742	22,193,039
Loan guarantee at $2.00 per share (note 6(d))	225,000	450,000
Farmout agreement at $2.79 per share (note 6(e))	335,125	935,000
Balance, September 30, 2004	94,767,619	$150,481,429

(c)	Convertible debenture

On July 21, 1999, in connection with the acquisition of the Gibraltar mine, the Company issued a $17 million interest-free debenture to BWCL, which is due on July 21, 2009, but is convertible

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars)

into common shares of the Company over a 10 year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter ($4.39 per share as at September 30, 2004). BWCL’s purchase of the convertible debenture was receivable as to $4,000,000 in July 1999, $1,000,000 on October 19, 1999, $3,500,000 on July 21, 2000, and $8,500,000 by December 31, 2000, all of which were received. BWCL has the right to convert, in part or in all from time to time, the debenture into fully paid common shares of the Company from year one to year ten.

From the commencement of the sixth year to the tenth year, the Company has the right to automatically convert the debenture into common shares at the then-prevailing market price. Since the Company has the right and the intention to settle the convertible debenture through the issuance of common shares, notwithstanding the Company’s right to settle the debenture with cash, it has been included as a separate component of shareholders’ equity on the balance sheet.

Accounting standards in Canada for compound financial instruments require the Company to allocate the proceeds received from the convertible debenture between (i) the fair value of the option to convert the debenture into common shares and (ii) the fair value of the future cash outflows related to the debenture. At issuance, the Company estimated the fair value of the conversion option by deducting the present value of the future cash outflows of the convertible debenture, calculated using a risk-adjusted discount rate of 10%, from the face value of the principal of the convertible debenture. The residual carrying value of the convertible debenture is required to be accreted to the face value of the convertible debenture over the life of the debenture by, in the Company’s case, a direct charge to deficit.

	September 30,	September 30,
	2004	2003

Present value of convertible debenture
Beginning of year	$9,777,058	$8,888,235
Accretion for the year	977,705	888,823
End of year	10,754,763	9,777,058
Conversion right	9,822,462	9,822,462
	$20,577,225	$19,599,520

	September 30,	September 30,
	2004	2003

Summary of the convertible debenture terms
Principal amount of convertible debenture	$17,000,000	$17,000,000
Price per common share of the unexercised conversion right	$4.39	$4.14
Number of common shares potentially issuable under
unexercised conversion right	3,872,437	4,106,280

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars)

(d)	Share purchase option plan

The Company has a share purchase option plan approved by the shareholders that allows it to grant a maximum of 10% of the issued and outstanding common shares of the Company at the time an option is granted, less common shares reserved or issued in the plan, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 30 to 90 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options is as follows:

	2004		2003		2002
	Number	Average	Number	Average	Number	Average
	of shares	Price	of shares	Price	of shares	Price
Opening balance	4,685,000	$0.48	4,145,000	$0.50	657,000	$1.56
Granted during the period	8,855,500	1.12	770,000	0.41	4,042,500	0.50
Exercised during the period	(4,898,000)	0.50	(40,000)	0.50	–	–
Expired/cancelled during period	(15,000)	1.36	(190,000)	0.50	(554,500)	1.38
Closing balance	8,627,500	$1.13	4,685,000	$0.48	4,145,000	$0.50
Contractual remaining life (years)		1.93		1.03		1.96
Range of exercise prices	$0.25-$1.65		$0.25-$0.50		$0.50

The following table summarizes information about share purchase options outstanding at September 30, 2004:

	Options outstanding			Options exercisable
	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
Range of exercise	September 30,	remaining	exercise	September 30,	exercise
prices	2004	contractual life	price	2004	price
$0.25 to $0.49	192,500	0.56	$0.31	192,500	$0.31
$0.50 to $0.74	2,390,000	2.00	$0.55	2,390,000	$0.55
$0.75 to $0.99	45,000	0.97	$0.81	45,000	$0.81
$1.00 to $1.24	–	–	N/A	–	–
$1.25 to $1.49	5,920,000	1.97	$1.38	5,577,500	$1.38
$1.50 to $1.74	80,000	1.10	$1.63	70,000	$1.65
Over $1.74	–	–	N/A	–	–
	8,627,500	1.93	$1.13	8,275,000	$1.12

Subsequent to September 30, 2004, to January 24, 2005, a total of 324,500 options were exercised for gross proceeds of $417,800.

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars)

estimated fair value of all options granted during the year have been reflected in the statement of operations as follows:

	Year ended	Year ended
	September 30,	September 30,
	2004	2003
Total compensation cost recognized in operations,
credited to contributed surplus	$5,172,244	$65,344

The weighted average assumptions used to estimate the fair value of options granted during the year were:

	2004	2003
Risk free interest rate	3%	3%
Expected life	2.4 years	2.5 years
Volatility	95%	145%
Expected dividends	nil	nil

(e)	Share purchase warrants

The continuity of share purchase warrants during the year ended September 30, 2004 is as follows:

		Outstanding			Outstanding
	Exercise	September 30,			September 30,
Expiry dates	price	2003	Issued	Exercised	2004
October 19, 2003	$0.58	276,596	–	(276,596)	–
December 27, 2003	$0.55	414,850	–	(414,850)	–
January 8, 2006	$0.40	375,000	–	–	375,000
December 31, 2003	$0.40	302,250	–	(302,250)	–
December 31, 2004	$0.50	7,393,751	–	(7,393,751)	–
December 31, 2005	$0.75	–	6,700,000	(473,332)	6,226,668	(i)
March 10, 2005	$2.25	–	3,900,000	–	3,900,000	(ii)
September 28, 2006	$1.40	–	8,000,000	–	8,000,000	(iii)
		8,762,447	18,600,000	(8,860,779)	18,501,668

(i)
Subject to a 45-day accelerated expiry upon notice if, at any time after the regulatory four-month hold period, the closing price of the Company's common shares, as traded on the TSX Venture Exchange, is at least $1.50 for ten consecutive trading days. As at September 30, 2004 management had not given notice of this accelerated expiry.

(ii)
Subject to a 45-day accelerated expiry upon notice if, at any time after the regulatory four-month hold period, the closing price of the Company's common shares, as traded on the TSX Venture Exchange, is at least $4.50 for ten consecutive trading days.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars

(iii)
Subject to a 45-day accelerated expiry upon notice if, at any time after the regulatory four-month hold period, the closing price of the Company's common shares, as traded on the TSX Venture Exchange, is at least $2.80 for ten consecutive trading days.

Subsequent to September 30, 2004, to January 24, 2005, a total of 1,430,001 warrants were exercised for gross proceeds of $1,072,501.

The continuity of share purchase warrants during the year ended September 30, 2003 is as follows:

		Outstanding			Outstanding
	Exercise	September 30,			September 30,
Expiry dates	price	2002	Issued	Exercised	2003
October 19, 2003	$0.58	276,596	–	–	276,596
December 27, 2003	$0.55	414,850	–	–	414,850
January 8, 2006	$0.40	375,000	–	–	375,000
December 31, 2003	$0.40	–	302,250	–	302,250
December 31, 2004	$0.50	–	7,393,751	–	7,393,751
		1,066,446	7,696,001	–	8,762,447

The continuity of share purchase warrants during the year ended September 30, 2002 is as follows:

		Outstanding			Outstanding
	Exercise	September 30,			September 30,
Expiry dates	price	2001	Issued	Expired	2002
March 3, 2002	$1.30	138,089	–	(138,089)	–
March 3, 2002	$2.35	407,877	–	(407,877)	–
December 31, 2000/01	$1.38	1,245,000	–	(1,245,000)	–
October 19, 2003	$0.58	–	276,596	–	276,596
December 27, 2003	$0.55	–	414,850	–	414,850
January 8, 2006	$0.40	–	375,000	–	375,000
		1,790,966	1,066,446	(1,790,966)	1,066,446

(f)	Contributed surplus

Balance, September 30, 2002	$–
Changes during fiscal 2003:
Non-cash stock-based compensation (note 8(d))	65,344
Contributed surplus, September 30, 2003	65,344
Changes during fiscal 2004:
Non-cash stock-based compensation (note 8(d))	5,172,244
Fair value of stock options allocated to shares issued on exercise	(290,000)
Contributed surplus, September 30, 2004	$4,947,588

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars)

9.	Income taxes

Substantially all of the difference between the actual income tax expense of $23,744,000 (2003 – $nil) and the expected statutory corporate income tax recovery relates to losses not recognized and income realized for tax purposes but not accounting purposes. As at September 30, 2004 and 2003, the tax effect of the significant components within the Company’s future tax assets were as follows:

	2004	2003
Mineral properties	$7,472,000	$–
Loss carry forwards	1,412,000	1,778,000
Equipment	15,000	1,085,000
Reclamation obligation	5,359,000	–
Royalty obligation	23,979,000	–
Other tax pools	740,000	775,000
	38,977,000	3,638,000
Valuation allowance	(38,977,000)	(3,638,000)
Future income tax asset	$–	$–

The Company has accrued a tax provision of a subsidiary company of $23.7 million. This provision reflects an amount which management believes is less than likely of ever becoming payable. The subsidiary has a June 30, 2005 taxation year end. Prior to making its ultimate tax calculations, the subsidiary will consider tax planning strategies which might be put in place subsequent to the Company's financial reporting date of September 30, 2004. In addition, the subsidiary would exhaust all appeals if any taxes in connection with this accrual were actually assessed against the subsidiary. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return. It does not arise from a transaction in any completed taxation year, nor has any taxation authority assessed the amount or any portion thereof as payable.

At September 30, 2004, the Company’s tax attributes include non-capital losses for income tax purposes in Canada totaling approximately $3,063,000 expiring in various periods from 2005 to 2014.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars)

10.	Supplementary cash flow disclosures

In addition to the non-cash operating, financing and investing activities previously disclosed, the Company’s non-cash operating, financing and investing activities were as follows:

	September 30,	September 30,	September 30,
	2004	2003	2002
Issuance of tracking preferred shares of Gibraltar Mines
Ltd. on acquisition of Harmony Gold Property (note 4)	$–	$–	$26,764,784
Issuance of common shares on acquisition of Gibraltar
Refinery (2002) Ltd. (note 6(d))	–	–	2,163,330
Issuance of common shares on acquisition of remaining
business of GESL Partnership	–	3,500,000	–
Issuance of common shares on acquisition of Gibraltar
Reclamation Trust Limited Partnership	22,230,000	–	–
Issuance of common shares on redemption of Gibraltar
tracking preferred shares held by a dissenting
Continental shareholder (note 4)	–	–	122,836
Issuance of common shares for loan guarantee (note 7)	450,000	–	400,000
Issuance of common shares settlement of debt	–	–	840,000
Accretion of convertible debenture (note 8(c))	977,705	888,823	808,021
Fair value of stock options allocated to shares issued on
exercise	290,000	–	–

	September 30,	September 30,	September 30,
	2004	2003	2002
Supplemental cash flow information
Cash paid during the year for
Interest	$49,294	$101,942	$107,790
Taxes	$45,352	$6,135	$117,333

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars)

11.	Related party transactions and advances

Details of related party transactions and advances not disclosed elsewhere in these financial statements include:

	September 30,	September 30,	September 30,
Transactions	2004	2003	2002
Hunter Dickinson Inc.
Services rendered to the Company and its subsidiaries
and reimbursement of third party expenses (a)	$806,970	$253,859	$574,892
Services rendered to GESL Partnership (b)	$–	$–	$1,384,496
Hunter Dickinson Group Inc.
Consulting services rendered to the Company (c)	$12,800	$9,600	$–
Tom Milner Enterprises Inc.
Consulting services rendered to the Company (d)	$115,155	$–	$–

	September 30,	September 30,
Advances	2004	2003
Advances to (from) (e)
Hunter Dickinson Inc. (a)	$198,281	$229,129
Hunter Dickinson Group Inc. (c)	(3,424)	(4,591)
Advances to (from) related parties	$194,857	$224,538

(a)
Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common that provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)	During fiscal 2001 and 2002, Hunter Dickinson Inc. provided engineering and other services to the GESL Partnership at industry standard rates.

(c)	Hunter Dickinson Group Inc. is a private company with certain directors in common with the Company that provides consulting services to the Company.

(d)	Tom Milner Enterprises Inc. is a private company controlled by a director of the Company that provides consulting services to the Company.

(e)	Advances are non-interest bearing and due on demand.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2004
(Expressed in Canadian Dollars)

12.	Subsequent events

Subsequent to September 30, 2004

	(a)	324,500 options were exercised for gross proceeds of $417,800 (note 8(d));

	(b)	1,430,001 warrants were exercised for gross proceeds of $1,072,501 (note 8(e));

	(c)	the Company sold and arranged lease financing for the mining shovel and five haul trucks acquired in fiscal 2004, for net proceeds of US$14.6 million (note 5);

	(d)	the Company executed its first shipment of copper concentrate, pursuant to its restart plan, in December 2004;

(e)
On February 3, 2005, the Company announced that it had reached agreements with a number of accredited investors to privately place up to 5,172,500 units in its capital, at a price of $1.45 per unit, for gross proceeds of up to $7.5 million. Each unit will consist of one common share and one common share purchase warrant exercisable to purchase an additional common share at a price of $1.66 for an 18 month period from the completion of the financing. This private placement is subject to regulatory approval and is scheduled to close in February 2005.